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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quadriga Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Columbine, Suite 200
(No. and Street)

Denver (City) CO (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner (303) 795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriga Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Briana L. White, Notary Public
Allegheny County
My commission expires April 11, 2022
Commission number 1331105
Member, Pennsylvania Association of Notaries

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUADRIGA SECURITIES, LLC
(SEC File No. 8-68580)

Report of independent registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year ended December 31, 2019
And Review Report on Exemption Report

Table of Contents

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Quadriga Securities, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quadriga Securities, LLC (a limited liability company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriga Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quadriga Securities, LLC's management. Our responsibility is to express an opinion on Quadriga Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quadriga Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial

statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Quadriga Securities, LLC's financial statements. The supplemental information is the responsibility of Quadriga Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 29, 2019

Statement of Financial Condition
December 31, 2019

ASSETS	
Current Assets	
Checking/Savings	
FB Operating Acct xxx-xxx-1531	26,543.18
Total Checking/Savings	26,543.18
Other Current Assets	
Non-Allowable Assets	
CRD Flex Funding Account	141.00
Total Non-Allowable Assets	141.00
Total Other Current Assets	141.00
Total Current Assets	26,684.18
TOTAL ASSETS	$26,684.18
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,611.00
Total Accounts Payable	3,611.00
Other Current Liabilities	
Accrued Liabilities	
Annual Assessment	1,325.00
Annual Audit	5,845.00
Total Accrued Liabilities	7,170.00
Total Other Current Liabilities	7,170.00
Total Current Liabilities	10,781.00
Total Liabilities	$10,781.00
Equity	
Member Distribution	(375,000.00)
Members Contribution	100,000.00
Members Draw	(5,447,717.04)
Members Equity	5,464,446.60
Net Income	274,173.62
Total Equity	$15,903.18
TOTAL LIABILITIES & EQUITY	$26,684.18

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Operations
For the Year ended December 31, 2019

	TOTAL
Ordinary Income/Expense	
Income	
Success Fee Income	$308,693.51
Total Income	308,693.51
Expense	
Discounts	(276.00)
Employee Expense Reimbursements	142.56
Expense Sharing	9760.00
Insurance Expense	
SIPC	(1,713.67)
Total Insurance Expense	(1,713.67)
Professional Fees	
CCO Support & Related Svcs	8,078.00
Registered Financial Principal	9,600.00
Total Professional Fees	17,678.00
Regulatory Expenses	
Annual Assessment	1,325.00
Annual Audit	5,845.00
Registration Expenses	
Registration Expense - Firm	3,870.00
Registration Expense - Indiv	630.00
Registration Expenses - Other	(1,875.00)
Total Registration Expenses	2,625.00
Regulatory Expenses - Other	(866.00)
Total Regulatory Expenses	8,929.00
Total Expense	34,519.89
Net Ordinary Income	271,923.62
Net Income	$274,173.62

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Beginning Balance December 31, 2018	$116,730
Net income (loss)	274,173
Member Draw	375,000
Ending Balance December 31, 2019	$15,903

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

OPERATING ACTIVITIES	
Net Income	274,173.62
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Non-Allowable Assets:CRD Flex Funding Account	-141.00
Accounts Payable	-299.11
Accrued Liabilities:Annual Assessment	1,325.00
Accrued Liabilities:Annual Audit	5,845.00
Net cash provided by Operating Activities	280,903.51
FINANCING ACTIVITIES	
Member Distribution	-375,000.00
Net cash provided by Financing Activities	-375,000.00
Net cash increase for period	-94,096.49
Cash at beginning of period	120,639.67
Cash at end of period	26,543.18

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Quadriga Securities, LLC (the "Company") was formed in the state of Colorado on January 11, 2010 pursuant to the provisions of the Colorado Limited Liability Company Act. The Company is engaged in two business areas acting as a "finder" in private placement of securities and mergers and acquisitions advisory services. The Company's business is national in scope.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is wholly owned by Quadriga Partners, LLC ("Partners"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company had $26,543 in cash equivalents as of December 31, 2019.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, approximated fair value as of December 31, 2019 because of the relatively short maturity of these instruments.

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "success fees" in the accompanying statement of operations. Advisory income is recognized as services are provided. Interest income is recognized when earned.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers: Topic 606". This ASU, as amended,

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company has adopted this ASU in January 2019 using a modified retrospective approach. The ASU did not have a material impact on its financial condition, results of operations or cash flow.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported in the income tax returns of the Company's member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the Company's member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company had $308,694 revenues from one client in 2019.

Note 2 - Subsequent Events

The Company has evaluated events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 3 - Related Party Transactions

The Company is wholly owned by Partners. Pursuant to an expense sharing agreement with

Note 3 – Related Party Transactions (continued)

Partners, the Company agreed to pay Partners $750 per month for personal property, utilities, and office space. During the year ended December 31, 2019, the Company paid $9,760 under the agreement. There is no balance due to Partners at December 31, 2019.

Note 4 - Member's Equity

Effective January 11, 2010, the Company adopted an Operating Agreement (the "Agreement"). The Agreement specifies the class of units, capital contributions, and accounts, as well as allocations and distributions, including profits and losses.

The Agreement specifies there shall be one class of units, and each unit holder shall share proportionately in the costs, credits, income, revenues, gains, losses, or distributions allocated. Each unit shall have voting rights on any matter presented to the member. At inception, the Company issued 100 units to Partners.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital as of December 31, 2019 was $15,762 which was $10,762 in excess of its required minimum net capital of $5,000. Net capital may fluctuate on a daily basis. The Company's net capital ratio was 68.97 to 1 as of December 31, 2019.

Note 6 - Commitments and Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

The Company has an agreement with a third party for financial reporting and other financial and compliance support services, which calls for monthly payments of $2,489. The Company paid $17,678 under this agreement during the year ended December 31, 2019.

SUPPLEMENTAL INFORMATION

QUADRIGA SECURITIES, LLC
SCHEDULE I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net Capital

Total member's equity	$ 15,903
Additions/deductions	- 141
Net capital	$ 15,762

Aggregate Indebtedness

Total aggregate indebtedness	$ 10,781

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 10,762
Ratio of aggregate indebtedness to net capital	68.97

Reconciliation with the Company's computation:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the Rule.

QUADRIGA SECURITIES, LLC

SCHEDULE II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Quadriga Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quadriga Securities, LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Quadriga Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Quadriga Securities, LLC stated that Quadriga Securities, LLC met the identified exemption provisions throughout the most recent fiscal year · without exception. Quadriga Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quadriga Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding & Hittesdorf, P.C.
HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Quadriga Securities, LLC's auditor since 2016.
Denver, Colorado
February 29, 2020

QUADRIGA SECURITIES, LLC

Exemption Report

Quadriga Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i)

Through the Company's procedures assuring that it carried no margin accounts, promptly transmitted all customer funds and delivered all securities received in connection with its activities as a broker or dealer, did not otherwise hold funds or securities for, or owe money or securities to, customers and effectuated all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Quadriga Securities, LLC", the Company met the identified provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2019 through December 31, 2019 without exception.

The Company also met the identified provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2019 through December 31, 2019 without exception.

Quadriga Securities, LLC

I, Jason Ficken, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By

Chief Compliance Officer

Date: 02-20-20

Quadriga Securities, LLC
Exemption Report

Quadriga Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

Through the Company's procedures assuring that it carried no margin accounts, promptly transmitted all customer funds and delivered all securities received in connection with its activities as a broker or dealer, did not otherwise hold funds or securities for, or owe money or securities to, customers and effectuated all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Quadriga Securities, LLC", the Company met the identified provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2019 through December 31, 2019 without exception.

The Company also met the identified provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2019 through December 31, 2019 without exception.

Quadriga Securities, LLC

I, Karen Steighner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By

Financial & Operations Principal

Date: 02-20-20

200 Columbine, Suite 200
Denver, CO 80206
(303) 495-5514